I, Hans Koch, certify that:

(1) the financial statements of MYXR, Inc. included in this Form are true and complete in all material respects; and

(2) the tax return information of MYXR, Inc. included in this Form reflects accurately the information reported on the tax return for MYXR, Inc. filed for two fiscal years ended Dec 31st, 2019.

Hans Koch

CEO

20th, Dec 2020

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Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.